CBRL Group, Inc.

2003 Annual Report

ARS

PE
8-1-03


03035669




PROCESSED
OCT 28 2003
THOMSON
FINANCIAL



Make a plan. Stick to it. Enjoy the ride.

All good trips start with a plan. That plan might be as big as spending your retirement seeing all 50 states, as simple as finding the best sweet corn at this year's county fair, or just figuring out where to take the family for summer vacation. But no matter where you're headed, having a plan makes getting there that much easier.

And it makes your trip all the more enjoyable.

Here at CBRL Group, Inc., our two restaurant concepts were born on the American road. Our Cracker Barrel Old Country Store® concept has been welcoming travelers and neighbors alike since 1969. And our Logan's Roadhouse® concept reflects the best of an entire generation of roadhouses that once lined the highways of America. With a heritage like this, it's no surprise that we look at every year like it's a trip.

We plan our route. Establish milestones to mark our progress. And, most importantly, pick a destination we want to reach.

For us, fiscal 2003 was truly a good journey. We stayed on track, made improvements operationally and enjoyed a number of successes. In fact, this year we exceeded our long-term target of 15% growth in diluted net income per share, each quarter recording year-over-year increases of 25% or more. What made this particular milestone so rewarding is that we reached it by having both of our restaurant concepts exceed their plans for fiscal 2003 in many ways.

While last year's ride may be over, we're already looking ahead. We've mapped out our next plan, and we're on the road that we expect will lead to the plan's destinations. And we know from experience that there are plenty more out there for us to reach.

0A



Canada
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
WISCONSIN
MICHIGAN
MAINE
NEW YORK
VT.
N.H.
MASS.
CT.
R.I.
OREGON
IDAHO
SOUTH DAKOTA
WYOMING
IOWA
PENNSYLVANIA
NEW JERSEY
NEBRASKA
INDIANA
OHIO
MD
NEVADA
ILLINOIS
WEST VIRGINIA
UTAH
COLORADO
KANSAS
MISSOURI
KENTUCKY
VIRGINIA
CALIFORNIA
NORTH CAROLINA
OKLAHOMA
ARKANSAS
TENNESSEE
SOUTH CAROLINA
ARIZONA
NEW MEXICO
MISSISSIPPI
ALABAMA
GEORGIA
LOUISIANA
TEXAS
FLORIDA
Mexico



Cracker Barrel
Old Country Store

Cracker Barrel Old Country Store



Logan's

Logan's Roadhouse Company Operated

Logan's Roadhouse Franchised

As of August 1, 2003

Unless specifically noted otherwise, references in this annual report to "CBRL" or "The Company" refer to CBRL Group, Inc. and its subsidiaries; to "Cracker Barrel" refer to Cracker Barrel Old Country Store, Inc. or its Cracker Barrel Old Country Store restaurant and gift shop concept; and to "Logan's" or "Logan's Roadhouse," refer to Logan's Roadhouse, Inc. or its Logan's Roadhouse restaurant concept.

Planning. It's an important discipline to us at CBRL Group, Inc. (the "Company"). And, while nothing is more important in the restaurant business than day-to-day operational execution, planning is the way we turn our goals into reality, with tactics and strategies that both keep us on track and allow us to deal proactively with the inevitable unexpected detours along the way. In fiscal 2003 we had a plan, a plan to continue to deliver value to our shareholders through moderate revenue growth, an incremental increase in operating margins, and effective management of our capital structure and business policies and practices. Despite some unexpected detours along the way, we did deliver on that plan. In fact we exceeded it in some important ways.

We are pleased to report to you that fiscal 2003 was another year of diluted net income per share ("EPS") growth in excess of our 15% or better growth goal. Fiscal 2003 EPS of $2.09 improved 27.4% from $1.64 reported for fiscal 2002, on a 6.1% revenue increase. With revenue growth resulting primarily from the addition of new Cracker Barrel Old Country Store® ("Cracker Barrel") units and Logan's Roadhouse® ("Logan's") restaurants, the higher rate of growth in EPS also reflected our success at exceeding our planned target for continual incremental improvement in operating margins, and an effective share repurchase strategy.

While the end result exceeded our early expectations, fiscal 2003 did not go entirely as planned. Following fiscal 2002, a year in which mild winter weather, among other things, benefited our sales performance at both of our concepts, fiscal 2003 presented us with some challenging detours. This past winter was one of the most severe in years, and the threat, and then the fact, of war with Iraq hung a cloud over consumer sentiment that was already dampened by the lingering effects of economic recession and weak recovery. We hadn't planned on quite so many top-line challenges for fiscal 2003. Cracker Barrel restaurant comparable store sales were up just 0.5% from strong performance (up 5.3%) in fiscal 2002. Still, that makes four consecutive years and 13 of the last 14 quarters in which Cracker Barrel restaurants achieved positive comparable store sales. Comparable Cracker Barrel retail sales were down by 0.4% in fiscal 2003, while Logan's comparable store sales were flat compared with fiscal 2002.

Fortunately, in the face of difficult sales, our planning discipline kept us focused on those things we could control in such an unpredictable business environment. As a result, we exceeded our original fiscal 2003 goal of achieving continual incremental improvement in operating margins. Our operating income margin was 7.9% of revenue in fiscal 2003, up from 7.2% in fiscal 2002, with contributions in both cost of goods sold (food and retail) and in labor and related expenses as compared with a year earlier. Our strategy of focusing on the controllable factors through such initiatives as internal best practices, wage rate management and benefits plan design, and vendor cost savings programs, allowed us to overcome the unexpected external factors that affected revenues and other costs.

We achieved further EPS growth through an effective strategy of capital management and share repurchases. In fiscal 2003, for the fourth consecutive year, cash generated by operating activities ($240.6 million) exceeded cash used for purchase of property and equipment, or capital expenditures ($120.9 million). Cash was generated through improved operating results, tax management and planning, and working capital management. Capital expenditures primarily were for new store development, including 23 new Cracker Barrel units and 12 new company-operated Logan's restaurants opened in fiscal 2003. The excess cash flow was used in our continuing strategy of repurchasing shares as an effective way of increasing returns to our shareholders. We spent $166.6 million in fiscal 2003 on share repurchases, retiring approximately 5.3 million shares, or over 10% of the outstanding shares at the beginning of the fiscal year, and, after the effect of shares issued for option exercises, reducing actual shares outstanding by almost 5%. By doing this, we returned $166.6 million to shareholders who elected to sell during the year, while at the same time our market capitalization increased by approximately 27% to approximately $1.7 billion for continuing shareholders, and our share price increased by 33% from $26.39 to $35.19 at fiscal year end. Cumulatively, since the end of fiscal 1999, when our market capitalization was less than $900 million, we have returned over $440 million to shareholders in the form of share repurchases, $4 million in dividends, and almost $800 million in increased market capitalization.

So, fiscal 2003 was a successful year financially, and we're very proud to report to you the progress we achieved, exceeding our plans in many ways in spite of the detours. But our accomplishments did not stop there.

During 2003, several trade and consumer publications and organizations recognized Cracker Barrel for its quality, hospitality and unique concept. For an unprecedented 13th year in its category, *Restaurants and Institutions* magazine named Cracker Barrel "Best in Family Dining" in its annual "Choice in Chains" consumer survey. Both *Destinations* magazine and the American Bus Association chose Cracker Barrel for a 10th consecutive year for important awards: "Best Restaurant Chain" and "Best Restaurant for Tour Groups", respectively. The Good Sam Club awarded Cracker Barrel its "Welcome Mat Award" as "Best Restaurant in America" for the second year in a row, and *Restaurant Hospitality* magazine recently named Cracker Barrel "Chain of the Year." These awards reflect not only the uniqueness of the Cracker Barrel concept with its affordable, high-quality meals and its popular retail business, but also the dedicated and successful efforts of its management and employees who live their mission of "Pleasing People" every day.

Cracker Barrel's "Pleasing People" mission extended beyond the restaurants and gift shops, too. In fiscal 2003, we continued the teamwork approach of working with our vendors to improve the economics, while maintaining or improving the quality of our products. We also established a vendor outreach team and began regular vendor visits to build relationships, especially among minority and women-owned businesses. Our Outreach Department also implemented a system-wide local community outreach training program aimed at fostering community relations and building sales and hiring opportunities. Cracker Barrel also increased its participation with the National Association of Women Business Owners, the Multicultural Foodservice and Hospitality Alliance, the Women's Foodservice Forum, and the National Black MBA Association. Our goal is to continue to raise awareness of Cracker Barrel as a good business partner and build vendor and community relationships.

Our focus for the last few years on Cracker Barrel's retail business also is beginning to pay off. Our unique retail business is what makes Cracker Barrel perhaps the most highly differentiated concept in the restaurant industry. With nearly 1,200 customers walking through the retail shop on an average day in an average store, it's the source of over $425 per square foot in annual sales, a notable accomplishment in the retail business. And, it gives our guests an interesting experience to occupy their

CBRL Group, Inc. Leveraging Fiscal 2003 Revenue Growth Into Higher Net Income Per Share Growth


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
% Change Over Fiscal 2002
Q1
Q2
Q3
Q4
Full Year
Revenue
Diluted Net Income Per Share

CBRL Group, Inc. Cracker Barrel Restaurant Comparable Store Sales


FY 00 +0.6%
FY 01 +4.6%
FY 02 +5.3%
FY 03 +0.5%
10%
8%
6%
4%
2%
0%
-2%
-4%
% Change vs. Prior Year
Q1 Q2 Q3 Q4
FY 2000
Q1 Q2 Q3 Q4
FY 2001
Q1 Q2 Q3 Q4
FY 2002
Q1 Q2 Q3 Q4
FY 2003

Figures in boxes reflect full year results

time during the many periods when the restaurant is on a "wait." Our goal is to sell at least one retail item to as many of these guests as possible, and everything we do in retail supports this goal. In recent years we've focused on improving our retail information systems, initiating centralized replenishment of in-store goods, establishing a merchandise planning function, improving our retail merchandise selection, and developing improved sales practices and manager incentive programs. Our new product selection during fiscal 2003 was aimed at providing more interesting merchandise at more attractive price points while working to improve gross margin. Although retail comparable store sales were down slightly for the year, we performed well against some strong prior-year comparisons because of our planning efforts, notably in the second quarter, and we had to battle some severe weather in the third quarter. At the early stage of fiscal 2004 when this letter is being written, we have reported that retail comparable store sales have been exceptionally strong, to which we credit improved merchandise selection, planning, and availability.

Logan's also is beginning fiscal 2004 on a bright note. We are fortunate to have talented new leadership join us in Tom Vogel, President and COO of Logan's, who comes to us from Darden Restaurants, Inc., where he has held operations, food and beverage, marketing and brand development positions at the Red Lobster chain. Logan's big challenges are in brand development and returning the concept to a 20% unit growth track. Through market research and observing the successes of our own best locations, company and franchised, we hope to embark on a plan of sharpening the brand image through prototype design elements, menu and product development, marketing, and training and execution. We believe that the Logan's brand image has softened somewhat in recent years, and we believe there is great opportunity for the concept as we return it closer to its roots, while making the concept fresh and interesting through its menu and service. While we have some work to do at Logan's, we are confident in the concept and note that in fiscal 2003 it generated more cash from operating activities than it needed to fund its capital expenditures. With new leadership and greater focus on brand strengthening, we presently believe that Logan's can be up to a 20% unit growth rate by the end of fiscal 2005. That's our plan.

At the holding company level, we also can report progress toward our goals and successful execution of our plans. While maintaining our internally targeted capital structure (combined level of debt and off balance sheet operating leases relative to shareholders' equity) we completed another year of successful share repurchases, as described above. Under this strategy, we have returned some of the financial benefits of our improving operational results to those shareholders who wished to sell, leaving a bigger, stronger company owned by those who have chosen to hold their shares. Since we first began our share repurchase strategy in fiscal 1999, we have repurchased approximately 21 million shares, and the number of our common shares outstanding was approximately 23% lower at the end of fiscal 2003 than at the beginning of fiscal 1999. We believe that this strategy has contributed meaningfully to EPS growth, and, combined with our improving operational performance, resulted in a higher share price for our continuing investors. While we continue to believe that the share repurchase strategy is sound and beneficial, and we continue to expect to make share repurchases from time to time, we have recently announced a modification to our plans to return cash to our shareholders. On September 25, 2003, the Board of Directors approved a meaningful change to our dividend policy, declaring a quarterly dividend of $0.11 per common share ($0.44 annualized), and replacing our prior annual dividend of just $0.02 per common share. The new policy reflects our confidence in the Company's future ability to generate cash flow, our strong balance sheet and financial condition, and the more favorable income tax treatment on dividend income to you, our shareholders. We hope you are as pleased to receive this new dividend as we are to be able to adopt this policy.

Since we wrote to you last year we have added two new members to your Board of Directors. Jim Carreker and Andrea Weiss both bring strong retail backgrounds as well as other experience and qualifications. We also thank the two long-time directors, Eddie Evins and Tommy Lowe, who retired during fiscal 2003, for their many years of dedicated service to the Company, literally since its earliest days. We wish them a long, happy and prosperous retirement.

In other corporate governance matters, we continue to follow existing policies and to adopt new policies that are intended to enhance and protect the Company's value. While too numerous to list everything we've done here, we can describe some important examples. A majority of our Board is comprised of independent directors as defined by Nasdaq, and the important Audit, Compensation and Stock Option, and Nominating and Corporate Governance Committees of the Board comply with all applicable regulations as to member independence. In addition, each member of our Audit Committee meets the requisite criteria for and has been designated as an "audit committee financial expert", whereas regulations of the Securities and Exchange Commission require only that one be designated as such. All committees have formal charters that are reviewed for updates at least annually, and the Board and each committee have a practice of holding regular director sessions without management or employee directors present. Each applicable meeting of the Audit Committee includes a confidential session with the Company's internal audit function and its independent outside auditors. The Audit Committee also reviews and approves all related party transactions and permitted non-audit services provided by our independent outside auditor. At CBRL Group, we believe in and support good corporate governance practices as part of our plan to continue to return value and protect the interests of you, the Company's owners. A complete listing of your Company's corporate governance principles can be found on our website, www.cbrlgroup.com.

So, fiscal 2003 was a highly successful year, with your Company and its employees and management teams meeting or exceeding plans in many important ways. Our plan for fiscal 2004 is to grow and strengthen your Company, achieve at least 15% EPS growth once again, and continue to generate more cash from operating activities than we need for capital expenditures and dividend payments. We thank you, our fellow employees and all our stakeholders for your interest and support in the past, and we look forward with optimism to achieving our future plans.

Sincerely,





Michael A. Woodhouse
President and Chief Executive Officer

Dan W. Evins
Chairman of the Board

CBRL Group, Inc. Selected Cash Flow Components


$ Millions
$250
$200
$150
$100
$50
$0
FY 2000
FY 2001
FY 2002
FY 2003
Cash Provided by Operating Activities
Cash Used for Purchase of Property and Equipment (Capital Expenditures)

CBRL Group, Inc. Fiscal 2000 through Fiscal 2003 Returns to Shareholders


$ Billions
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
32.8%
44.1%
58.6%
-20.9%
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
Cumulative Dividends
Cumulative Share Repurchases
Market Capitalization*

**Market Capitalization = Total Common Shares Outstanding times Closing Stock Price on last day of fiscal year as reported by Nasdaq*

% Figures indicate year-over-year change




Aunts and uncles in from out-of-town. Fried chicken and potato salad. Finally sitting at the grown-ups' table. Hearing the same joke for the hundredth time. Horseshoes out back. Oh-how-you've-grown and do-you-remember-when? The old photo album down from the bookshelf. Kids with grass-stained knees building forts with couch-cushion walls. Coffee and cards. Planning next year's family reunion before this one's even over.

Back in 1969, we stood on a piece of land near Highway 109 in Lebanon, Tennessee with an idea. It was a simple plan to offer our neighbors and folks traveling by on the new interstate highway system a clean, safe, friendly, dependable place where they could enjoy some good country cooking, shop for a few unique retail items from a time gone by, and relax a bit before heading



on their way. We put that plan in motion. Hiring and training smart, dedicated people. Choosing quality products and developing meals that were made the right way, or they weren't made at all. What seemed like a conservative plan 34 years ago today seems downright aggressive. But more than 480 locations and 41 states later, we've come to realize that no other concept offers such an appealing mix of restaurant and retail. And it's proven itself year in and year out, helping us to enjoy average restaurant sales of over $3.1 million and retail store sales of over $425 per square foot.

We're Morning People. All Day Long. And we have been for 34 years. That's meant serving old fashioned breakfasts from 6 o'clock in the morning right up until we close. And striving to make each and every one of our guests who join us for breakfast, lunch or dinner feel truly welcome. This was especially important in a year marked by turbulent economic and world events.



So we decided to focus on the things we could control. Strengthening our operational execution. Improving operating margins. Lowering our cost of sales. We also had the confidence to stick to what we know: delivering high-quality food that offered guests significant value. It's an attitude that in fiscal 2003 helped Cracker Barrel Old Country Store to be named "Best In Family Dining" by *Restaurants and Institutions* magazine for a record 13th year in a row in its category.





The pop and hiss of a needle jumping. The slow wobble of rotating vinyl. 33s in old milk crates stacked behind a flea market booth.

Scouring almost every music festival this side of the Mississippi. Filling the holes of a record collection one weekend at a time.

We always say if you enjoy something in our restaurant there's a good chance you'll buy it if you find it in our country store as well. This year, we continued to bring successful restaurant products to our retail store. And our fresh-baked Whole Pies To Go turned out to be one of our most successful restaurant-to-retail products. Whole Pie sales increased from just 30,000 in



fiscal 2002 to almost 200,000 in 2003, generating $1.3 million during the holiday season alone. But that wasn't the only place we saw success. Fiscal second quarter sales overall were up for both our restaurant and retail stores despite a weak holiday period for most retailers. Our Gift Cards, which enjoyed great results when introduced in fiscal 2002, continued to be a success, generating significant sales increases in their second year. And positive responses to branded products like our Buttermilk Pancake Mix and Corn Muffin Mix were seen as well.

At Cracker Barrel, one of our guiding principles has always been to treat people the way we would like to be treated, or, as we say, "Pleasing People." This goes for customers, employees, and companies we've built relationships with, whether they're big corporations, like Coca-Cola® and John Deere®, or smaller companies, like Ollie Qualls and his son who make the Peg Games


ty
BEANIE BABIES

we put on our dining room tables and sell in our retail stores. In fiscal 2003, Cracker Barrel became the first company ever to have a Ty Beanie Baby® designed exclusively for it. We named ours Herschel after Uncle Herschel, one of Cracker Barrel's first goodwill ambassadors, and included it in our on-going Targeted Retail Item Program. Not only did Ty's Herschel represent the type of product we like to highlight and promote – quality, nostalgic and unique items guests actively seek out – it affirmed the value of the key relationships we've built over the years.




The most wonderful part is planning what we won't do. Not looking at a map or deciding where to stop or calculating gas mileage or reserving a hotel room or finding a radio station or knowing how much longer till we get there.
The plan is not to plan. And to enjoy every minute of it.

On an average day more than 500,000 people walk through the doors of Cracker Barrel. And each time they sit down, they get the chance to learn about our seasonal food and retail offerings, our brand and our history. This effort has helped to encourage both repeat visits and new purchases of seasonal menu items like our Broccoli Cheddar Chicken. It's also helped us communicate things that are important


Heard
Any Good
Books
Lately?
Comfort By The Slice.
Park And
Stay
Awhile.

to us. Value. Honest quality. And our heritage of serving hearty meals firmly based on our original concept of Cracker Barrel Good Country Cookin',® like thick-sliced Meatloaf, Turkey n' Dressing and Chicken n' Dumplins made from scratch. We also differentiate our concept with innovative services like our Books On Audio Program, which allows guests to buy a family classic or current best seller on audio, listen, and return it to any of our locations for a full refund, minus a small exchange fee.

From a single location to more than 480 across the country,
Cracker Barrel has traveled a long way from where we started in
Lebanon, Tennessee. While the trip may seem complicated,
it was actually just a series of simple moves that got us here today.
From hiring and training dedicated employees – over
57,000 of them – to developing products made the right way,



every time. Our plan has stayed simple: offer folks
good food, good prices, good service and good products. We've
stuck to that plan and reinforced it with programs
like our new Excellence Award, which recognizes hospitality and
quality service. And even though we've succeeded in
making Cracker Barrel a destination of choice and reliable comfort
for millions of guests, we'll stick to this plan while
mapping our new ones well into the future. Because even a concept
firmly grounded in tradition must always be moving ahead.


tickets.
50-yardline seats.
anxious miles to the stadium.
3 p.m. kickoff.
yards rushing.
449 yards passing.
th-and-goal.
29 seconds left.
to 33.
136 miles home to celebrate.



Hit The Road. Head To Logan's.™

On a typical day more than 65,000 guests step inside Logan's Roadhouse restaurants to enjoy our relaxed, pile-it-high and keep-it-coming attitude, where the peanut buckets are on every table and the shells are scattered on the floor. With its bright neon signs and authentic jukebox playing good music, Logan's fun, energetic atmosphere reflects the best of a time gone by,


Logan's

when roadhouses stood as welcoming posts for all sorts of people traveling America's roadways.

In fiscal 2003, Logan's succeeded in appealing to a broad range of guests in 17 states at 96 company-operated and 16 franchised locations. And during the year we took the time to further understand the appeal of Logan's Roadhouse by conducting an in-depth market research study designed to help us further differentiate and clarify the Logan's brand for our guests.

It's not often that you'll find a thick, hand-cut steak for as little as $8.49, but every day at Logan's we hand-cut only the best USDA Choice aged steaks right on the premises, grill them over real mesquite and serve them with a side salad and hot yeast rolls for just that price. It's quality and value like this that's helped Logan's get to where we are today. With the help of over


HAND-CUT

8,000 dedicated employees and new leadership, we plan to continuously improve the Logan's experience with refreshed menu offerings, an increased focus on our quality, a value-driven alcoholic beverage program, and a new look at our Logan's Roadhouse building design. With all of these exciting things going on, we haven't forgotten our long-term growth goal of 20% annually. And while we're confident we'll make it to our destination, we certainly know that we'll enjoy the ride there.

Selected Financial Data

	(In thousands except per share data) For each of the fiscal years ended				
	August 1, 2003	August 2, 2002	August 3, 2001[b][c][d]	July 28, 2000[e]	July 30, 1999[f]
OPERATING RESULTS					
Total revenue	$2,198,182	$2,071,784	$1,967,998	$1,777,119	$1,535,994
Cost of goods sold	703,915	677,738	664,332	614,472	538,051
Gross profit	1,494,267	1,394,046	1,303,666	1,162,647	997,943
Labor & other related expenses	819,957	777,617	732,419	645,976	538,348
Other store operating expenses	378,343	351,977	357,640	298,419	252,577
Store operating income	295,967	264,452	213,607	218,252	207,018
General and administrative	121,886	115,152	102,541	95,289	82,006
Amortization of goodwill	—	—	14,370	3,994	2,169
Operating income	174,081	149,300	96,696	118,969	122,843
Interest expense	8,892	6,769	12,316	24,616	11,324
Interest income	73	—	84	352	1,319
Income before income taxes	165,262	142,531	84,464	94,705	112,838
Provision for income taxes	58,733	50,742	35,283	35,707	42,653
Net income	$ 106,529	$ 91,789	$ 49,181	$ 58,998	$ 70,185
SHARE DATA					
Net income per share:					
Basic	$ 2.16	$ 1.69	$ .88	$ 1.02	$ 1.16
Diluted	2.09	1.64	.87	1.02	1.16
Dividends per share[a]	$ .02	$ .02	$ .02	$ .01	$ .02
Weighted average shares outstanding:					
Basic	49,274	54,199	56,129	57,960	60,329
Diluted	50,998	56,091	56,799	58,041	60,610
FINANCIAL POSITION					
Working capital	$ (70,655)	$ (54,245)	$ (37,049)	$ (25,079)	$ (2,806)
Total assets	1,326,323	1,263,831	1,212,955	1,335,101	1,277,872
Property and equipment-net	1,040,315	984,817	955,028	1,075,134	1,020,055
Long-term debt	186,730	194,476	125,000	292,000	312,000
Other long-term obligations	20,303	18,044	13,839	6,226	3,899
Shareholders' equity	794,896	782,994	846,108	828,970	791,007

(a) On November 24, 1999, CBRL Group, Inc.'s ("Company") Board of Directors adopted a policy to consider and pay dividends, if declared, on an annual basis each January in the future. This policy was intended to reduce administrative and mailing costs related to dividends. On September 25, 2003, the Company's Board of Directors adopted a new policy to consider and pay dividends, if declared, on a quarterly basis, declared at $0.11 per share for the initial quarter.

(b) Includes charges of $33,063 before taxes principally as a result of exiting the Carmine Giardini's Gourmet Market™ business and closing four Cracker Barrel Old Country Store® units and three Logan's Roadhouse® restaurants, as well as an accrual for a settlement proposal for a collective action under the Fair Labor Standards Act. See Management's Discussion and Analysis of Financial Condition and Results of Operations. (See Notes 2 and 9 to the Company's Consolidated Financial Statements.)

(c) The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 and fiscal 2000 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002 and fiscal 2000. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(d) Includes a sale-leaseback transaction under which $138,300 of long-term debt was paid down.

(e) Includes charges of $8,592 before taxes principally as a result of management changes and the resulting refocused operating priorities.

(f) The Company acquired Logan's Roadhouse, Inc. on February 16, 1999.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

	Fiscal Year 2003			Fiscal Year 2002		
	Prices			Prices		
Quarter	High	Low	Dividends Paid	High	Low	Dividends Paid
First	$27.95	$19.54	—	$25.96	$18.31	—
Second	32.85	22.35	$.02	31.88	23.55	$.02
Third	32.99	24.86	—	32.75	26.25	—
Fourth	39.95	31.31	—	34.10	24.85	—

Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Form 10-K filed with the Securities and Exchange Commission for the year ended August 1, 2003, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of the Company to differ materially from those expressed or implied by these statements. All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "assumptions", "target", "guidance", "outlook", "plans", "projection", "may", "will", "would", "expect", "intend", "estimate", "anticipate", "believe", "potential" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to: the effects of uncertain consumer confidence or general or regional economic weakness on sales and customer travel activity; practical or psychological effects of terrorist acts or war and military or government responses; consumer behavior based on concerns over nutritional aspects of the Company's products or restaurant food in general; competitive marketing and operational initiatives; commodity, workers' compensation, group health and utility price changes; the effects of plans intended to improve operational execution and performance; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the ability of and cost to the Company to recruit, train, and retain qualified restaurant hourly and management employees; the ability of the Company to identify and acquire successful new lines of retail merchandise; changes in foreign exchange rates affecting the Company's future retail inventory purchases; the availability and cost of acceptable sites for development and the Company's ability to identify such sites; changes in accounting principles generally accepted in the United States of America or changes in capital market conditions that could affect valuations of restaurant companies in general or the Company's goodwill in particular; other undeterminable areas of government or regulatory actions or regulations; changes in interest rates affecting the Company's financing costs; increases in construction costs; changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting accounting, tax, wage and hour matters, health and safety, pensions and insurance; the actual results of pending or threatened litigation or governmental investigations and the costs and effects of negative publicity associated with these activities; and other factors described from time to time in the Company's filings with the Securities and Exchange Commission, press releases, and other communications.

All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. References in Management's Discussion and Analysis of Financial Condition and Results of Operations to a year are to the Company's fiscal year unless otherwise noted.

The following table highlights operating results over the past three years (immediately following the table are details of the impact of certain charges taken in 2001 on the amounts shown in the table):

	Relationship to Total Revenue			Period to Period Increase (Decrease)	
	2003	2002	2001	2003 vs 2002	2002 vs 2001
Total revenue	100.0%	100.0%	100.0%	6%	5%
Cost of goods sold	32.0	32.7	33.8	4	2
Gross profit	68.0	67.3	66.2	7	7
Labor & other related expenses	37.3	37.5	37.2	5	6
Other store operating expenses	17.2	17.0	18.2	7	(2)
Store operating income	13.5	12.8	10.8	12	24
General & administrative	5.6	5.6	5.2	6	12
Amortization of goodwill	—	—	0.7	—	(100)
Operating income	7.9	7.2	4.9	17	54
Interest expense	0.4	0.3	0.6	31	(45)
Interest income	—	—	—	—	(100)
Income before income taxes	7.5	6.9	4.3	16	69
Provision for income taxes	2.7	2.5	1.8	16	44
Net income	4.8	4.4	2.5	16	87

The Company recorded charges of $33,063 before taxes during the quarter ended August 3, 2001, principally as a result of exiting the Carmine Giardini's Gourmet Market™ ("Carmine's") business and the closing of four Cracker Barrel Old Country Store® ("Cracker Barrel") units and three Logan's Roadhouse® ("Logan's") restaurants, as well as an accrual for a settlement proposal for a certain collective action under the Fair Labor Standards Act. These charges consisted primarily of $10,428 for the write-off of goodwill related to the acquisition of Carmine's and $14,003 for the write-down of fixed assets of all three Carmine's units, four Cracker Barrel units and three Logan's units in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 (see Note 2 to the Company's Consolidated Financial Statements). These charges also consisted of $1,234 for severance and related expenses for approximately 1,000 employees, consisting primarily of store personnel, and $3,898 for other charges primarily consisting of lease termination costs, inventory write-downs related to the closed units and other unit closing costs. Additionally, the Company accrued $3,500 for a settlement proposal for a certain collective action under the Fair Labor Standards Act (see Note 9 to the Company's Consolidated Financial Statements). These charges affect line items in the Company's Consolidated Statement of Income in dollars and as a percent of total revenue for the year ended August 3, 2001, respectively, as follows: Cost of goods sold $669, 0.0%; Labor and other related expenses $924, 0.0%; Other store operating expenses $20,552, 1.1%; General and administrative $490, 0.0%; and Amortization of goodwill $10,428, 0.6%. As of August 3, 2001, approximately $285 of the severance costs and $620 of the other charges had been paid with no changes from the original estimate. The Company paid substantially all of the remaining severance in the first quarter of 2002 with no changes from the original estimates. After taking into effect the property and equipment write-downs, the Company's carrying value of the property and equipment associated with the charges is approximately $457 as of August 1, 2003. As of August 1, 2003, substantially all of the amounts previously recorded had been paid or settled except for $1,179 accrued for certain lease termination costs.

The Company's year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to 2002 and 2000 also reflect the impact of having one more week in 2001 than in 2002 and 2000. The estimated impact of the additional week was to increase consolidated 2001 results as follows: total revenue, $40,485; store operating income, $9,006; operating income, $8,056; net income, $4,954; and diluted net income per share, $0.09.

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:

	2003	2002	2001
Net sales:			
Restaurant	79.7%	79.4%	78.5%
Retail	20.2	20.5	21.5
Total net sales	99.9	99.9	100.0
Franchise fees and royalties	0.1	0.1	—
Total revenue	100.0%	100.0%	100.0%

The following table highlights comparable store sales* results over the past two years:

	Cracker Barrel Old Country Store Period to Period Increase (Decrease)		Logan's Roadhouse Period to Period Increase	
	2003 vs 2002 (430 Stores)	2002 vs 2001 (414 Stores)	2003 vs 2002 (71 Stores)	2002 vs 2001 (59 Stores)
Restaurant	0.5%	5.3%	0.0%	2.4%
Retail	(0.4)	2.3	—	—
Restaurant & retail	0.3	4.6	0.0	2.4

** Comparable store sales consist of sales of stores open six full quarters at the beginning of the year; and are measured on comparable calendar weeks.*

Cracker Barrel comparable store restaurant sales increased 0.5% for 2003 versus 2002. Comparable store restaurant sales increased 5.3% in 2002 versus the comparable 52-weeks of 2001. The increase in comparable store restaurant sales from 2002 to 2003 was due primarily to an increase in average check of 1.9%, including 1.1% of menu pricing and 0.8% of product mix, and a decrease in guest traffic of 1.4%.

Cracker Barrel comparable store retail sales decreased 0.4% for 2003 versus 2002. Comparable store retail sales increased 2.3% in 2002 versus the comparable 52-weeks of 2001. The comparable store retail sales decrease from 2002 to 2003 was due primarily to the restaurant guest traffic decrease.

In 2003 total net sales (restaurant and retail) in the 430 Cracker Barrel comparable stores averaged $4,096. Restaurant sales were 77.1% of total net sales in the comparable 430 stores in 2003 and 76.9% in 2002.

Logan's comparable store sales were flat for 2003 versus 2002 at an average of $2,915 per store. Comparable store sales increased 2.4% for 2002 versus the comparable 52 weeks of 2001. The unchanged comparable store sales from 2002 to 2003 was primarily due to an increase in average check of 1.7%, including 1.0% of menu pricing and 0.7% of product mix (which reflected lower alcohol mix and increased food and non-alcoholic beverage mix), offset by a decrease in guest traffic of 1.7%.

Total revenue, which increased approximately 6% and 5% in 2003 and 2002, respectively, benefited from the opening of 23, 20 and 15 new Cracker Barrel stores in 2003, 2002 and 2001, respectively, and the opening of 12, 9 and 13 new company-operated Logan's restaurants in 2003, 2002 and 2001, respectively. Additionally, 2001 revenues benefited from a 53rd week, which accounted for approximately 2% of total revenue. Average unit volumes, based on weeks of operation, were approximately $60.9 per week for Cracker Barrel restaurants in 2003 (compared with $60.6 in 2002 and $57.5 in 2001), $18.2 for Cracker Barrel retail (compared with $18.3 for 2002 and $17.9 for 2001), and $57.0 for Logan's (compared with $56.6 for 2002 and $54.9 for 2001).

Cost of goods sold as a percentage of total revenue decreased in 2003 to 32.0% from 32.7% in 2002. Cracker Barrel has had various focused initiatives aimed at improving cost of product from vendors. This decrease was due primarily to lower commodity costs for orange juice and certain pork and dairy products versus the prior year, higher menu pricing, higher initial mark-ons of retail merchandise, lower retail shrink and in-store damages, a lower mix of retail sales as a percent of total revenues (retail has a higher product cost than restaurant) and improvements in restaurant-level execution. These decreases were offset partially by higher markdowns of retail merchandise and higher commodity costs for beef, eggs and butter versus the prior year. Food cost as a percentage of net restaurant sales in 2003 decreased from 2002 primarily for reasons described above.

Cost of goods sold as a percentage of total revenue decreased in 2002 to 32.7% from 33.8% in 2001. This decrease was primarily due to a higher average check, an increased mix of restaurant sales, which have a lower cost of goods than retail sales, improvements in store-level food cost execution, lower beef and rib prices, higher initial mark-ons and lower markdowns of retail merchandise, lower retail shrinkage and lower retail freight. These decreases were partially offset by higher potato prices. Food cost as a percentage of net restaurant sales in 2002 decreased from 2001 primarily for the reasons described above.

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 37.3%, 37.5% and 37.2% in 2003, 2002 and 2001, respectively. The year to year decrease from 2002 to 2003 was due primarily to higher menu pricing, lower hourly labor, including wage rates, decreased compensation under unit-level bonus programs and decreased workers' compensation costs offset partially by increases in manager wages and increased group health costs versus the prior year. The year to year increase in labor and other related expenses in 2002 versus 2001 was due primarily to increases in wages, increases under the store-level bonus programs and increases in workers' compensation costs. These increased workers' compensation costs reflected higher than expected claims cost development (as determined annually by an independent actuarial evaluation) from claims incurred in prior years. These increases were partially offset by lower group health costs, higher average check and improved volume.

Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 17.2%, 17.0% and 18.2% in 2003, 2002 and 2001, respectively. The increase from 2002 to 2003 was due primarily to higher maintenance versus the prior year offset partially by higher menu pricing versus the prior year. The year to year decrease in 2002 versus 2001 was due primarily to the non-recurrence of the charges in the fourth quarter of 2001 of $20,552, which totaled 1.0% of total revenue, consisting primarily of impairment losses of $14,003 (See Note 2 to the Company's Consolidated Financial Statements). This decrease was also due to lower utility costs, lower advertising spending, higher average check and improved volume partially offset by higher general liability insurance costs and credit card fees.

General and administrative expenses as a percentage of total revenue were 5.6%, 5.6% and 5.2% in 2003, 2002 and 2001, respectively. Higher professional fees, higher costs for store manager conferences and higher corporate bonuses reflective of performance improvements versus a year ago were offset by higher revenues from menu pricing and new stores versus the prior year. General and administrative expenses as a percentage of total revenue increased from 2001 to 2002 primarily due to bonus accruals reflective of performance improvements, higher professional fees, and various staffing and infrastructure changes. These increases were partially offset by a higher average check, improved volume and the non-recurrence of the $490 in charges related to management's decision during the fourth quarter of 2001 to exit the Carmine's business and to close four Cracker Barrel units and three Logan's units (see Note 2 to the Company's Consolidated Financial Statements).

Interest expense increased to $8,892 in 2003 from $6,769 in 2002 and decreased from $12,316 in 2001. The increase from 2002 to 2003 resulted primarily from higher average outstanding debt as compared to the prior year offset partially by lower average interest rates as compared to the prior year. The decrease from 2001 to 2002 was primarily due to lower interest rates (see Note 4 to the Company's Consolidated Financial Statements).

Interest income increased to $73 in 2003 from $0 in 2002 and decreased from $84 in 2001. The increase from 2002 to 2003 was due primarily to higher average funds available for investment as compared to the prior year. The primary reason for the decrease from 2001 to 2002 was lower average funds available for investment.

Provision for income taxes as a percent of pretax income was 35.5% for 2003, 35.6% for 2002 and 41.8% for 2001. The primary reason for the decrease in the tax rate from 2002 to 2003 was a decrease in effective state tax rates. The primary reason for the decrease in the tax rate from 2001 to 2002 was the non-deductibility of the $10,428 write-off of goodwill related to Carmine's in 2001. (See Note 2 to the Company's Consolidated Financial Statements.)

Impact of Recent Accounting Pronouncements Not Yet Adopted

In May 2003, The Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how a Company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that freestanding financial instrument embodies an obligation of the Company. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this standard to have a material effect on the Company's consolidated financial statements or its financial position.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. With certain instruments entered into for other than trading purposes, the Company is subject to market risk exposure related to changes in interest rates. As of October 15, 2003, the Company has in place a $300,000 revolving credit facility, which matures February 21, 2008. The facility bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. As of August 1, 2003, the Company had $7,000 outstanding under the revolving credit facility at an interest rate of 2.36%. While changes in the prime rate or LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material. The impact on the Company's annual results of operations of a one-point interest rate change on the $7,000 outstanding under the Company's revolving credit facility as of August 1, 2003 would be approximately $70. Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the $7,000 outstanding under the revolving credit facility approximates carrying value as of August 1, 2003.

Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Three food categories (beef, pork and poultry) account for the largest shares of the Company's food purchases at approximately 17%, 11% and 11%, respectively. Other items affected by the commodities markets, such as dairy, produce and coffee, may each account for as much as 10% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally and often simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, the Company believes it will be able to pass through any increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under SFAS Nos. 133, 137, 138 and 149. However, these features that could be classified as derivative financial instruments are exempt from fair value accounting based on the normal purchases exemption. Additionally, the Company believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies would not be material.

Liquidity and Capital Resources

The following table presents a summary of the Company's cash flows for the last three years:

	2003	2002	2001
Net cash provided by operating activities	$ 240,586	$ 196,277	$ 147,859
Net cash (used in)/provided by investing activities	(118,953)	(90,879)	49,844
Net cash (used in) financing activities	(122,318)	(102,131)	(199,761)
Net (decrease) increase in cash and cash equivalents	$ (685)	$ 3,267	$ (2,058)

The Company's cash generated from operating activities was $240,586 in 2003. Most of this cash was provided by net income adjusted by depreciation and amortization, accretion on zero-coupon contingently convertible senior notes and the tax benefit realized upon exercise of stock options. Decreases in prepaid expenses and increases in accounts payable, taxes withheld and accrued, accrued employee compensation, accrued employee benefits, other accrued expenses, other long-term obligations and deferred income taxes were partially offset by increases in receivables, inventories and other assets and decreases in income taxes payable.

The sale-leaseback transaction that the Company entered into at the beginning of 2001 generated cash of $138,280 from the sale of 65 Cracker Barrel units that was used to reduce the Company's borrowings under its revolving credit facility. This transaction caused the change from net cash used in investing activities to change to net cash provided by investing activities and caused the significant increase from 2000 in net cash used in financing activities. (See Note 11 to the Company's Consolidated Financial Statements.)

The Company had negative working capital of $70,655 at August 1, 2003 versus negative working capital of $54,245 at August 2, 2002. In the restaurant industry, substantially all sales are either for cash or credit card. Like many other restaurant companies, the Company is able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through the Company's principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through letters of credit and wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

Capital expenditures (purchase of property and equipment) were $120,921, $96,692 and $91,439 in 2003, 2002 and 2001, respectively. Costs of new locations accounted for substantially all of these expenditures.

The Company's internally generated cash, along with cash at August 2, 2002, the Company's new operating leases, proceeds from stock option exercises and the Company's available revolver, were sufficient to finance all of its growth, share repurchases and other cash payment obligations in 2003.

In April 2002, the Company issued $422,050 face value at maturity of zero coupon convertible senior notes (the "Notes"), maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2005, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) under the following conditions: 1) If the stock's market price exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032); 2) If the Company exercises its option to redeem the Notes; 3) If the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) Upon the occurrence of certain specified corporate transactions. The accreted conversion price is equal to the issue price of the Note plus accrued original issue discount divided by 10.8584 shares. All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Notes. Each guarantor directly or indirectly is a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations.

On February 21, 2003, the Company entered into a new five-year $300,000 revolving credit facility and terminated its existing $250,000 revolving credit facility, which was set to expire on December 31, 2003. The new facility has substantially the same terms as the prior facility; however, there is a slightly more favorable credit spread grid, as well as certain less restrictive covenants. The new $300,000 revolving credit facility will expire on February 21, 2008.

During 2003 the Company's Board of Directors authorized the repurchase of up to 6 million shares of the Company's common stock under four separate repurchase authorizations. The purchases are to be made from time to time in the open market at prevailing market prices. The Company completed the 5 million shares in the first three repurchase authorizations and 338,700 shares of the fourth repurchase authorization during 2003 for total consideration of $166,632 or $31.21 per share. The Company presently expects to complete the remaining 661,300 shares of this fourth repurchase authorization during 2004, although there can be no assurance that such repurchase actually will be completed in that period of time.

During 2003 the Company received proceeds of $59,649 from the exercise of stock options on 2,922,783 shares of its common stock and tax benefit upon exercise of stock options of $13,399. During the second quarter of 2003, the Company declared and paid a dividend of $.02 per share.

On September 25, 2003 the Company's Board of Directors approved a new quarterly dividend policy, declaring the first such quarterly dividend of $0.11 per common share payable on November 10, 2003 to shareholders of record on October 17, 2003.

The Company estimates that its capital expenditures (purchase of property and equipment) for 2004 will be approximately $140,000 to $145,000, substantially all of which will be related to the construction of 24 new Cracker Barrel stores and 11 new Logan's restaurants.

Management believes that cash at August 1, 2003, along with cash generated from the Company's operating activities, stock option exercises and its available revolving credit facility, will be sufficient to finance its continued operations, its remaining share repurchase authorization, its continued expansion plans and its dividend payments through 2004. At August 1, 2003, the Company had $293,000 available under its revolving credit facility. The Company estimates that its net cash provided by operating activities in 2004 (most comparable measure under generally accepted accounting principles in the United States of America) less capital expenditures will generate excess cash of approximately $55,000 to $60,000. The Company intends to use this excess cash along with proceeds from the exercise of stock options in 2004 to apply toward completing its remaining 661,300 share repurchase authorization, possible future share repurchase authorizations, dividend payments, and possible debt reduction or other purposes. The Company's principal criteria for share repurchases are that they be accretive to earnings per share and that they do not unfavorably affect the Company's investment grade debt rating and target capital structure.

Material Commitments

The Company's contractual cash obligations and commitments as of August 1, 2003, are summarized in the tables below:

		Payments due by Year			
	Total	*2004*	*2005-2006*	*2007-2008*	*After 2008*
Convertible debt[a]	$179,730	—	—	—	$179,730
Revolving credit facility	7,000	—	—	$7,000	—
Long-term Debt	186,730	—	—	7,000	179,730
Operating leases – excluding billboards	446,068	$28,744	$56,532	55,629	305,163
Operating leases for billboards	33,611	17,993	15,443	175	—
Capital leases	451	100	247	104	—
Total contractual cash obligations	$666,860	$46,837	$72,222	$62,908	$484,893

		Amount of Commitment Expirations by Year			
	Total	*2004*	*2005-2006*	*2007-2008*	*After 2008*
Revolving credit facility	$300,000	—	—	$300,000	—
Standby letters of credit	13,725	$13,725	—	—	—
Trade letters of credit	4,871	4,871	—	—	—
Guarantees[b]	4,924	451	$913	913	$2,647
Total commitments	$323,520	$19,047	$913	$300,913	$2,647

(a) The convertible debt was issued at a discount representing a yield to maturity of 3.00% per annum. The $179,730 balance is the accreted carrying value of the debt at August 1, 2003. The convertible debt will continue to accrete at 3.00% per annum and if held to maturity on April 2, 2032 the obligation will total $422,050.

(b) Consists solely of guarantees associated with properties that have been subleased or assigned. The Company is not aware of any non-performance under these arrangements that would result in the Company having to perform in accordance with the terms of those guarantees.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 2 to the Company's Consolidated Financial Statements). Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its Consolidated Financial Statements.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the future cash flows expected to be generated by the asset. If the total expected future cash flows were less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and a loss resulting from impairment is recognized by a charge to earnings. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge. From time to time the Company has decided to exit from or dispose of certain operating units. Typically such decisions are made based on operating performance or strategic considerations and must be made before the actual costs of proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a property or leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances management evaluates possible outcomes, frequently using outside real estate and legal advice, and records in the financial statements provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs. In addition, at least annually the Company assesses the recoverability of goodwill and other intangible assets related to its restaurant concepts with assistance from an outside expert. The impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows and other factors. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If these assumptions change in the future, the Company may be required to record impairment charges for these assets and such charges could be material.

Insurance Reserves

The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to 2003, but has now increased this amount to $500 for 2003 and to $1,000 for certain coverages for 2004 going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to the Company based upon an actuarially determined reserve as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. Those reserves and these losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies", the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these insurance programs.

Tax Provision

The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company's Consolidated Financial Statements and its consolidated financial position. The Internal Revenue Service has examined the Company's federal income tax returns for 1997 through 2001. On August 1, 2002 the Company reached a settlement with the Internal Revenue Service for these tax periods. Adjustments related primarily to temporary or timing differences. The settlement had no material effect on the Company's Consolidated Financial Statements. Additionally, the Internal Revenue Service has examined the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001. This examination was completed on July 21, 2003 resulting in no adjustment to the payroll taxes originally reported by the Company. See Note 7 to the Company's Consolidated Financial Statements.

Legal Proceedings

As more fully discussed in Note 9 to the Consolidated Financial Statements, the Company's principal subsidiary, Cracker Barrel Old Country Store, Inc., is a defendant in certain lawsuits, several of which have been brought by the same plaintiffs' attorneys. Of the existing cases discussed in Note 9, three are recent cases that appear to be directly related to one of the previously existing cases, one is provisionally certified as a collective action, and motions for decertification and other matters are pending, in one the plaintiffs' attorneys never moved for class certification, and in two cases the Court has issued its ruling denying class certification. With respect to the cases in which class certification has been denied, the time to appeal the court's ruling has expired in one case, and in the other case, the 11th Circuit Court of Appeals has refused the plaintiffs' appeal. The Company believes that its subsidiary has substantial defenses in these actions and it continues to defend each of them vigorously. Nevertheless, the Company made offers totaling $3,500 to resolve one of the cases, but those offers were not accepted by the plaintiffs' attorneys. As a result, the Company recorded an accrual of this amount in the fourth quarter of 2001 in accordance with SFAS No. 5. Except for that accrual, there currently is no provision for any potential liability with respect to these lawsuits in the Consolidated Financial Statements. If there were to be an unfavorable outcome in any of these cases, beyond amounts covered under the various insurance policies of the Company and its subsidiaries, if applicable, the Company's results of operations, financial position and liquidity could be materially and adversely affected.

In addition to the litigation described in the preceding paragraph, the Company and its subsidiaries are party to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

Consolidated Balance Sheet

	(In thousands except share data)	
	August 1, 2003	August 2, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 14,389	$ 15,074
Receivables	9,013	8,161
Inventories	136,020	124,693
Prepaid expenses	9,069	12,022
Deferred income taxes	7,568	11,632
Total current assets	176,059	171,582
Property and Equipment:		
Land	273,831	261,857
Buildings and improvements	625,541	603,381
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	331,065	321,544
Leasehold improvements	164,937	122,869
Construction in progress	19,268	16,106
Total	1,417,931	1,329,046
Less: Accumulated depreciation and amortization of capital leases	377,616	344,229
Property and equipment – net	1,040,315	984,817
Goodwill	92,882	92,882
Other Assets	17,067	14,550
Total	$1,326,323	$1,263,831
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 82,172	$ 73,806
Current maturities of long-term debt and other long-term obligations	100	87
Taxes withheld and accrued	32,103	28,681
Income taxes payable	11,952	18,519
Accrued employee compensation	50,153	43,462
Accrued employee benefits	38,782	33,421
Other accrued expenses	31,452	27,851
Total current liabilities	246,714	225,827
Long-term Debt	186,730	194,476
Other Long-term Obligations	20,303	18,044
Deferred Income Taxes	77,680	42,490
Commitments and Contingencies (Note 9)		
Shareholders' Equity:		
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	—	—
Common stock – 400,000,000 shares of $.01 par value authorized;		
2003 – 47,872,542 shares issued and outstanding;		
2002 – 50,272,459 shares issued and outstanding	479	503
Retained earnings	794,417	782,491
Total shareholders' equity	794,896	782,994
Total	$1,326,323	$1,263,831

See Notes to Consolidated Financial Statements.

Consolidated Statement of Income

	(In thousands except share data) *Fiscal years ended*		
	August 1, 2003	August 2, 2002	August 3, 2001
Total revenue	$ 2,198,182	$ 2,071,784	$ 1,967,998
Cost of goods sold	703,915	677,738	664,332
Gross profit	1,494,267	1,394,046	1,303,666
Labor & other related expenses	819,957	777,617	732,419
Other store operating expenses	378,343	351,977	357,640
Store operating income	295,967	264,452	213,607
General and administrative	121,886	115,152	102,541
Amortization of goodwill	—	—	14,370
Operating income	174,081	149,300	96,696
Interest expense	8,892	6,769	12,316
Interest income	73	—	84
Income before income taxes	165,262	142,531	84,464
Provision for income taxes	58,733	50,742	35,283
Net income	$ 106,529	$ 91,789	$ 49,181
Net income per share - basic	$ 2.16	$ 1.69	$ .88
Net income per share - diluted	$ 2.09	$ 1.64	$ .87
Basic weighted average shares outstanding	49,274,373	54,198,845	56,128,956
Diluted weighted average shares outstanding	50,998,339	56,090,940	56,799,124

See Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

(In thousands except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balances at July 28, 2000	$ 627	$ 284,429	$ 648,489	$ (104,575)	$ 828,970
Cash dividends - $.020 per share	—	—	(1,185)	—	(1,185)
Exercise of stock options	3	5,152	—	—	5,155
Tax benefit realized upon exercise of stock options	—	431	—	—	431
Purchases and retirement of common and treasury stock	(80)	(140,939)	—	104,575	(36,444)
Net income	—	—	49,181	—	49,181
Balances at August 3, 2001	550	149,073	696,485	—	846,108
Cash dividends - $.020 per share	—	—	(1,163)	—	(1,163)
Exercise of stock options	29	53,074	—	—	53,103
Tax benefit realized upon exercise of stock options	—	9,991	—	—	9,991
Purchases and retirement of common stock	(76)	(212,138)	(4,620)	—	(216,834)
Net income	—	—	91,789	—	91,789
Balances at August 2, 2002	503	—	782,491	—	782,994
Cash dividends - $.020 per share	—	—	(1,043)	—	(1,043)
Exercise of stock options	29	59,620	—	—	59,649
Tax benefit realized upon exercise of stock options	—	13,399	—	—	13,399
Purchases and retirement of common stock	(53)	(73,019)	(93,560)	—	(166,632)
Net income	—	—	106,529	—	106,529
Balances at August 1, 2003	$479	$ —	$794,417	$ —	$ 794,896

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.

Consolidated Statement of Cash Flows

	(In thousands) Fiscal years ended		
	August 1, 2003	August 2, 2002	August 3, 2001
Cash flows from operating activities:			
Net income	$ 106,529	$ 91,789	$ 49,181
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	64,376	62,759	64,902
Loss (gain) on disposition of property and equipment	903	(781)	671
Impairment loss	—	—	24,431
Accretion on zero-coupon contingently convertible senior notes	5,254	1,720	—
Tax benefit realized upon exercise of stock options	13,399	9,991	431
Changes in assets and liabilities:			
Receivables	(852)	2,040	1,369
Inventories	(11,327)	(8,103)	(9,213)
Prepaid expenses	2,953	(1,920)	(3,108)
Other assets	(3,136)	(813)	(1,376)
Accounts payable	8,366	17,108	1,025
Taxes withheld and accrued	3,422	(1,153)	1,456
Income taxes payable	(6,567)	(3,146)	8,230
Accrued employee compensation	6,691	7,169	3,376
Accrued employee benefits	5,361	7,871	2,221
Other accrued expenses	3,601	5,769	1,753
Other long-term obligations	2,359	4,232	7,803
Deferred income taxes	39,254	1,745	(5,293)
Net cash provided by operating activities	240,586	196,277	147,859
Cash flows from investing activities:			
Purchase of property and equipment	(120,921)	(96,692)	(91,439)
Proceeds from sale of property and equipment	1,968	5,813	141,283
Net cash (used in) provided by investing activities	(118,953)	(90,879)	49,844
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	353,200	591,756	355,600
Proceeds from exercise of stock options	59,649	53,103	5,155
Principal payments under long term debt and other long-term obligations	(366,287)	(524,140)	(522,790)
Purchases and retirement of common stock	(166,632)	(216,834)	(36,444)
Deferred financing costs	(1,205)	(4,853)	(97)
Dividends on common stock	(1,043)	(1,163)	(1,185)
Net cash used in financing activities	(122,318)	(102,131)	(199,761)
Net (decrease) increase in cash and cash equivalents	(685)	3,267	(2,058)
Cash and cash equivalents, beginning of year	15,074	11,807	13,865
Cash and cash equivalents, end of year	$ 14,389	$ 15,074	$ 11,807
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,604	$ 4,839	$ 12,739
Income taxes	15,229	43,340	32,642

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(In thousands except share data)

1 Description of the Business

CBRL Group, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept and the Logan's Roadhouse® ("Logan's") restaurant concept. Logan's has two area development agreements and accompanying franchise agreements covering development of its concept in all or part of five states. The Company exited its Carmine Giardini's Gourmet Market™ ("Carmine's") concept at the end of fiscal 2001. (See Note 2.) CBRL Group, Inc. Common Stock is traded on The Nasdaq Stock Market (National Market) under the symbol CBRL.

2 Summary of Significant Accounting Policies

Fiscal year – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. The Company's fiscal year ended August 3, 2001 consisted of 53 weeks and the fourth quarter of fiscal 2001 consisted of 14 weeks. References in these Notes to a year are to the Company's fiscal year unless otherwise noted.

Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

Financial instruments – The fair values of cash and cash equivalents, accounts receivable, accounts payable and amounts outstanding under the Company's revolving credit facility included in long-term debt, $7,000 as of August 1, 2003, approximate their carrying amounts due to their short duration. The carrying value and fair value of the Company's zero-coupon contingently convertible senior notes in long-term debt at August 1, 2003, were $179,730 and $201,529, respectively. The fair value of the Company's zero-coupon contingently convertible senior notes in long-term debt is determined based on market prices using the average of the bid and ask prices as of August 1, 2003.

Cash and cash equivalents – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first in, first out (FIFO) method. Approximately 70% of retail inventories are valued using the retail inventory method and the remaining 30% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.

Start-up costs – Start-up costs of a new store are expensed when incurred.

Property and equipment – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight line and double declining balance methods over the estimated useful lives of the respective assets, as follows:

	Years
Buildings and improvements	30-45
Buildings under capital leases	15-25
Restaurant and other equipment	3-10
Leasehold improvements	1-35

Depreciation expense was $62,552, $61,883 and $60,657 for 2003, 2002 and 2001, respectively. Accelerated depreciation methods are generally used for income tax purposes.

Capitalized interest was $463, $364 and $851 for 2003, 2002 and 2001, respectively.

Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company evaluates for possible impairment of long-lived assets and certain identifiable intangibles to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a location by location basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. If applicable, assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During 2001, the Company's other store operating expense included impairment losses of $14,003 and the Company's amortization of goodwill included $10,428 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Certain Long-Lived Assets and for Long-Lived Assets to be Disposed Of". These impairment losses consisted of $10,428 for the write-off of goodwill related to the acquisition of Carmine's and $14,003 for the write-down of fixed assets of all three Carmine's units, four Cracker Barrel units and three Logan's restaurants.

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $39,782, $37,423 and $38,886 for 2003, 2002 and 2001, respectively.

Insurance – The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to 2003, but has now increased this amount to $500 for 2003 and $1,000 for certain coverages for 2004 going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to the Company based upon an actuarially determined reserve as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. Those reserves and these losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies", the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these insurance programs.

Goodwill – Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets from the Logan's acquisition. Prior to August 4, 2001, goodwill was stated at cost and was amortized, on a straight-line basis, over the estimated future periods to be benefited (20-30 years). Prior to August 4, 2001, on an annual basis the Company reviewed the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Accumulated amortization was $8,291 at August 1, 2003, August 2, 2002 and August 3, 2001. See Impairment of long-lived assets above regarding the write-off of Carmine's goodwill. Effective August 4, 2001, the Company elected early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company conducted the initial test of the carrying value of its goodwill, as required by SFAS No. 142, during the second quarter of 2002, which ended February 1, 2002, and concluded that there was no current indication of impairment to goodwill. The Company performed its annual assessment with assistance from an outside expert in the second quarter ending January 31, 2003, and concluded that there was no current indication of impairment. This annual assessment will be performed in the second quarter of each year. Additionally, an assessment will be performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

In accordance with SFAS No. 142, the Company discontinued amortization of goodwill effective August 4, 2001. The pro forma effects of the adoption of SFAS No. 142 on net income and basic and diluted net income per share is as follows:

	2003	2002	2001
Net income, as reported	$106,529	$91,789	$49,181
Intangible amortization, net of $0 tax	—	—	3,994
Net income, pro forma	$106,529	$91,789	$53,175
Basic net income per share:			
Net income, as reported	$ 2.16	$ 1.69	$ .88
Intangible amortization, net of $0 tax	—	—	.07
Net income, pro forma	$ 2.16	$ 1.69	$ .95
Diluted net income per share:			
Net income, as reported	$ 2.09	$ 1.64	$ .87
Intangible amortization, net of $0 tax	—	—	.07
Net income, pro forma	$ 2.09	$ 1.64	$ .94

Revenue recognition – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed all of its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of such restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.

Unearned income – Unredeemed gift certificates and cards represent the Company's only liability related to unearned income and are recorded at their expected redemption value. When gift certificates and cards are redeemed, the Company recognizes revenue and reduces the liability. These liability balances were $15,635, $12,985 and $9,065 at August 1, 2003, August 2, 2002 and August 3, 2001, respectively, and were recorded in other accrued expenses.

Income taxes – Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 7.)

Net income per share – Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. The Company's zero-coupon contingently convertible senior notes ("Note") had no effect on diluted shares in either 2002 or 2003, since the contingency, relating to the price of the Company's common stock, had not been met. Each $1 Note (face value at maturity) will be convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate), with an initial conversion price of $37.69 per share accreting at 3% per annum, compounded semi-annually, if certain conversion contingencies are met. Those contingencies are met under the following conditions: 1) If the closing price of the Company's stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032); 2) If the Company exercises its option to redeem the Notes; 3) If the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) Upon the occurrence of certain specified corporate transactions. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

Comprehensive income – Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2003, 2002 and 2001 is equal to net income as reported.

Stock-based compensation – The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 6) and below is providing disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". Under APB Opinion No. 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. The reported stock-based compensation expense, net of related tax effects, in the table represents the amortization of restricted stock grants to two executive officers of the Company.

Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148, the Company's net income and earnings per share for the past three years would have been reduced to the pro-forma amounts illustrated as follows:

	2003	2002	2001
Net Income – as reported	$106,529	$ 91,789	$ 49,181
Add: Total stock-based employee compensation included in reported net income, net of related tax effects	298	397	44
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards, net of tax effects	(11,496)	(12,709)	(13,099)
Pro forma, net income	$ 95,331	$ 79,477	$ 36,126
Net Income per share:			
Basic – as reported	$ 2.16	$ 1.69	$ .88
Basic – pro forma	$ 1.93	$ 1.47	$ .64
Diluted – as reported	$ 2.09	$ 1.64	$ .87
Diluted – pro forma	$ 1.87	$ 1.42	$ .64

Segment Reporting – The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. The Company primarily operates restaurants under the Cracker Barrel Old Country Store® and Logan's Roadhouse® brands. These two brands have similar investment criteria, customer demographics and economic and operating characteristics. Therefore, the Company has one reportable operating segment. (See Note 8.)

Derivative instruments and hedging activities – The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in the first quarter of 2000 and its subsequent amendments, SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133", in the first quarter of 2001 and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities", in the fourth quarter of 2003. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's Consolidated Financial Statements. Upon adoption of these statements on July 29, 2000, during 2001, 2002 and 2003 and at August 1, 2003, the Company had no derivative financial instruments that required hedge accounting.

The Company is exposed to market risk, such as changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company may enter into various derivative financial instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company would review these derivative financial instruments on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments would be offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or use derivative financial instruments for trading purposes. The Company's historical practice has been not to enter into derivative financial instruments.

The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt. The Company has accomplished this objective through the use of its Revolving Credit Facility, its sale-leaseback transaction and its zero-coupon contingently convertible debt. In a sale-leaseback transaction, the Company finances its operating facilities by selling them to a third party and then leasing them back under a long-term operating lease at fixed terms. The Company's zero-coupon convertible debt is fixed-rate, long-term debt. (See Notes 4,9 and 11.)

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Changes in commodity prices would affect the Company and its competitors generally and often simultaneously. In many cases, the Company believes it will be able to pass through any increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under SFAS Nos. 133, 137, 138 and 149. However, these features that could be classified as derivative financial instruments are exempt from fair value accounting based on the normal purchases exemption.

Use of estimates – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Recent accounting pronouncements not yet adopted – In May 2003, The Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how a Company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that freestanding financial instrument embodies an obligation of the Company. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this standard to have a material effect on the Company's consolidated results of operations or its financial position.

Reclassifications – Certain reclassifications have been made in the 2001 and 2002 financial statements to conform to the classifications used in 2003. Total revenues in 2001 and 2002 reflect reclassifications of $4,306 and $4,892, respectively, of net return fees for the Cracker Barrel Book-on-Audio program to net sales from other store operating expenses, where the Company historically had reported the fees as a miscellaneous income credit to other store operating expenses. This reclassification had no effect on net income. Additionally, the balance sheet at August 2, 2002 and the cash flow statement for 2002 and 2001 reflect certain other reclassifications. These certain other reclassifications caused a net increase of $94 to total current assets and total assets, while decreasing total current liabilities by $7,248 and increasing other long-term obligations by $7,342 at August 2, 2002. The increase in other long-term obligations is comprised of $5,599 for the Company's liability under its non-qualified defined contribution retirement plan (see Note 10) and $1,743 for the Company's straight-line rent liability under SFAS No. 13, "Accounting for Leases", (see Note 9). These certain other reclassifications had no net effect on the net increase in cash and cash equivalents for either 2002 or 2001, but did increase net cash provided by operating activities and decrease net cash used in financing activities in 2002 and 2001 by $4,853 and $97, respectively, related to the Company's deferred financing costs.

3 Inventories

Inventories were composed of the following at:

	August 1, 2003	August 2, 2002
Retail	$101,955	$ 93,066
Restaurant	17,091	16,799
Supplies	16,974	14,828
Total	$136,020	$124,693

4 Debt

Long-term debt consisted of the following at:

	August 1, 2003	August 2, 2002
$300,000 Revolving Credit Facility payable on or before February 21, 2008 (rate at 2.36% at August 1, 2003)	$ 7,000	—
$250,000 Revolving Credit Facility payable on or before December 31, 2003 replaced on February 21, 2003 (rates ranging from 3.06% to 4.75% at August 2, 2002)	—	$ 20,000
3.0% Zero-Coupon Contingently Convertible Senior Notes payable on or before April 2, 2032	179,730	174,476
Long-term debt	$186,730	$194,476

The financial covenants related to the Revolving Credit Facility require that the Company maintain an interest coverage ratio (as defined in the Revolving Credit Facility) of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio (as defined in the Revolving Credit Facility) not to exceed 0.5 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio (as defined in the Revolving Credit Facility) not to exceed 3.0 to 1.0. At August 1, 2003, the Company was in compliance with all covenants. All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Revolving Credit Facility.

In April 2002, the Company issued $422,050 of zero coupon convertible senior notes (the "Notes"), maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2005, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) under the following conditions: 1) If the stock's market price exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032); 2) If the Company exercises its option to redeem the Notes; 3) If the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) Upon the occurrence of certain specified corporate transactions. The accreted conversion price is equal to the issue price of the Note plus accrued original issue discount divided by 10.8584 shares. All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Notes. Each guarantor directly or indirectly is a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations.

The aggregate maturities of long-term debt subsequent to August 1, 2003 are as follows:

Year	
2004	—
2005	—
2006	—
2007	—
2008	$ 7,000
2009 and thereafter	179,730
Total	$186,730

5 Common Stock

During 1999 the Board of Directors granted a certain officer 4,100 restricted shares which were to vest over three years. In 2000 two executive officers were granted a total of 39,000 restricted shares which were vest to over five years. In 2002 one executive officer was granted 48,000 restricted shares which were to vest over three years, subject to certain early vesting provisions which did occur and resulted in early vesting at the end of 2003. The officer granted 4,100 restricted shares in 1999 left the company in 2001 and forfeited 4,100 restricted shares. The executive officer granted 19,000 of the 39,000 restricted shares granted in 2000 left the company in 2003 and forfeited 9,500 restricted shares. The Company's compensation expense, net of forfeitures, for these restricted shares was $462, $616 and $69 in 2003, 2002 and 2001, respectively.

During the second quarter of 2001, the Board of Directors authorized the retirement of the Company's treasury stock and authorized the retirement of all future repurchases of the Company's Common Stock. As a result of this retirement, the Company's Treasury Stock at cost was reclassified to reduce Common Stock and Additional Paid-in Capital at January 26, 2001. In the fourth quarter of 2002, the Company reduced Retained Earnings by $4,620, since Additional Paid-In Capital already was reduced to zero due to the retirement of shares repurchased. In 2003, the Company reduced Retained Earnings by $93,559, since Additional Paid-In Capital already was reduced to zero due to the retirement of shares repurchased. These retired shares will remain as authorized, but unissued, shares.

6 Stock Option Plans

The Company's employee stock option plans are administered by the Compensation and Stock Option Committee (the "Committee"). Members of the Committee are appointed by the Board of Directors. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.

On September 26, 2002, the Board of Directors approved a new plan for all employees and non-employee directors of the Company. That plan was subsequently approved by shareholders at the Company's 2002 Annual Shareholders Meeting on November 26, 2002. The new plan is known as the CBRL Group 2002 Omnibus Incentive Compensation Plan ("Omnibus Plan"). The Committee is authorized by the Board of Directors to grant awards for an aggregate of 2,500,000 shares of the Company's common stock under the Omnibus Plan. The Omnibus Plan authorizes the Committee to grant the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. Under the Omnibus Plan non-employee directors are granted annually a stock option on the day of the Annual Shareholder Meeting to purchase 5,000 shares of the Company's common stock with an option price per share at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between the Annual Shareholders Meeting and July 31 of the next year receive a stock option to purchase 5,000 shares of the Company's common stock with an option price per share at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and to be transferable. At August 1, 2003, there were 2,460,000 shares of unissued common stock reserved for issuance under the Omnibus Plan.

On May 25, 2000, the Board of Directors approved a stock option plan for employees who are not officers or directors of the Company. The new plan is known as the CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan"). As of August 1, 2003, the Committee is authorized by the Board of Directors to grant options to purchase an aggregate of 4,750,000 shares of the Company's common stock under the Employee Plan. The option price per share under the Employee Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Employee Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and to be non-transferable. At August 1, 2003, there were 595,738 shares of unissued common stock reserved for issuance under the Employee Plan.

As of August 1, 2003, the Committee is authorized by the Company's shareholders to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock under the Company's Amended and Restated Stock Option Plan ("the Plan"). At August 1, 2003, there were 1,592,028 shares of unissued common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Plan generally have been exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. During 2000, a long-term incentive award was granted to certain officers, which included stock options. The options granted under this award vest at the end of five years after the grant (subject to earlier vesting upon accomplishments of specified Company performance goals) and are non-transferable. As of August 1, 2003, options to purchase 261,826 shares of the Company's common stock vested early and 181,368 are scheduled to vest on July 30, 2004 under the long-term incentive award. The options have a six-month life following confirmation of vesting by the Committee.

In 1989, the Board of Directors adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan") for non-employee directors. The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the board. An aggregate of 1,518,750 shares of the Company's common stock were authorized by the Company's shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since 1994.

A summary of the status of the Company's stock option plans for 2003, 2002 and 2001, and changes during those years follows:

(Shares in thousands)	2003		2002		2001	
Fixed Options	*Shares*	*Weighted-Average Price*	*Shares*	*Weighted-Average Price*	*Shares*	*Weighted-Average Price*
Outstanding at beginning of year	9,504	$20.23	10,504	$19.77	9,630	$20.89
Granted	1,907	23.85	2,506	20.13	2,481	14.76
Exercised	(2,922)	20.90	(2,869)	18.67	(357)	14.23
Forfeited or canceled	(890)	21.54	(637)	19.33	(1,250)	20.03
Outstanding at end of year	7,599	20.73	9,504	20.23	10,504	19.77
Options exercisable at year-end	3,696	20.69	5,148	22.58	5,919	23.16
Weighted-average fair value per share of options granted during the year		$10.20		$9.46		$7.16

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: dividend yield of 0.1%; expected volatility of 41 to 45, 43 and 43 percent, respectively; risk-free interest rate ranges of 2.2% to 3.8%, 4.0% to 4.9% and 4.8% to 5.9%; and expected lives of five to eight years, six years and six years, respectively. Expected volatility has been measured based on an average of past daily fluctuations in the share price of the Company's common stock.

The following table summarizes information about fixed stock options outstanding at August 1, 2003:

(Shares in thousands)	*Options Outstanding*			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding at 8/01/03*	*Weighted-Average Remaining Contractual Life*	*Weighted-Average Exercise Price*	*Number Exercisable at 8/01/03*	*Weighted-Average Exercise Price*
$ 5.09 - 10.00	38	2.11	$ 7.63	38	$ 7.63
10.01 - 20.00	2,403	5.53	14.76	1,649	14.81
20.01 - 30.00	4,654	7.18	22.78	1,537	24.14
30.01 - 31.75	504	4.49	31.19	472	31.00
$ 5.09 - 31.75	7,599	6.45	20.73	3,696	20.69

The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock. These tax benefits are credited to Additional Paid-In Capital.

7 Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability consisted of the following at:

	August 1, 2003	*August 2, 2002*
Deferred tax assets:		
Financial accruals without economic performance	$20,252	$19,315
Other	8,284	5,567
Deferred tax assets	28,536	24,882
Deferred tax liabilities:		
Excess tax depreciation over book	72,846	42,591
Other	25,802	13,149
Deferred tax liabilities	98,648	55,740
Net deferred tax liability	$70,112	$30,858

The Company provided no valuation allowance against deferred tax assets recorded as of August 1, 2003 and August 2, 2002, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes for each of the three years were as follows:

	2003	*2002*	*2001*
Current:			
Federal	$17,985	$45,955	$34,959
State	1,494	3,042	5,617
Deferred	39,254	1,745	(5,293)
Total income tax provision	$58,733	$50,742	$35,283

A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2003	*2002*	*2001*
Provision computed at federal statutory income tax rate	$57,842	$49,886	$29,562
State and local income taxes, net of federal benefit	4,410	4,635	4,169
Amortization of goodwill and acquisition costs	4	4	5,034
Employer tax credits for FICA taxes paid on employee tip income	(4,323)	(3,875)	(3,420)
Other-net	800	92	(62)
Total income tax provision	$58,733	$50,742	$35,283

The Internal Revenue Service has examined the Company's federal income tax returns for 1997 through 2001. On August 1, 2002 the Company reached a settlement with the Internal Revenue Service for these tax periods. Adjustments related primarily to temporary or timing differences. The settlement had no material effect on the Company's Consolidated Financial Statements. Additionally, the Internal Revenue Service has examined the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001. This examination was completed on July 21, 2003 resulting in no adjustment to the payroll taxes originally reported by the Company.

8 Segment Information

The Company operates restaurants under the Cracker Barrel Old Country Store and Logan's Roadhouse brands. These two brands have similar investment criteria and economic and operating characteristics. Accordingly, the Company has one reportable operating segment. The following data is presented in accordance with SFAS No. 131 for all periods presented.

	2003	*2002*	*2001*
Net sales in Company-owned stores:			
Restaurant	$1,753,361	$1,645,696	$1,543,815
Retail	443,397	424,949	423,410
Total net sales	2,196,758	2,070,645	1,967,225
Franchise fees and royalties	1,424	1,139	773
Total revenue	$2,198,182	$2,071,784	$1,967,998

9 Commitments and Contingencies

The Company's Cracker Barrel Old Country Store, Inc. subsidiary ("Cracker Barrel") is involved in certain lawsuits, four of which are filed by the same plaintiffs' attorneys, among others, and are not ordinary routine litigation incidental to its business: Serena McDermott and Jennifer Gentry v. Cracker Barrel Old Country Store, Inc., 4:99 -CV-0001-HLM, a collective action under the federal Fair Labor Standards Act ("FLSA"), was served on Cracker Barrel on May 3, 1999; Kelvis Rhodes, Maria Stokes et al. v. Cracker Barrel Old Country Store, Inc., 4:99-CV-217-HLM, an action under Title VII of the Civil Rights Act of 1964 and Section 1981 of the Civil Rights Act of 1866, was served on Cracker Barrel on September 15, 1999; Flounice Stanley, Calvin Slack et al. v. Cracker Barrel Old Country Store, Inc., 4:01-CV-326-HLM, a collective action under the FLSA, was served on Cracker Barrel on April 12, 2002; and the National Association for the Advancement of Colored People ("NAACP"), Betty Thomas et al. v. Cracker Barrel Old Country Store, Inc., 4:01-CV-325-HLM, an action under Title II of the Civil Rights Act of 1964 and Section 1981 of the Civil Rights Act of 1866, was served on Cracker Barrel on April 12, 2002. All of these cases are filed, and are pending, in the United States District Court for the Northern District of Georgia, Rome Division.

The McDermott case alleges that certain tipped hourly employees were required to perform excessive non-serving duties without being paid the minimum wage or overtime compensation for that work and that certain hourly employees were required to wait "off the clock," without pay for the wait. The McDermott case seeks recovery of unpaid wages and overtime wages related to those claims. On March 17, 2000, the Court granted the plaintiffs' motion in the McDermott case to send notice to a provisional class of plaintiffs, defined as all persons employed as servers and all second-shift hourly employees at Cracker Barrel Old Country Store restaurants since January 4, 1996, and 10,838 potential plaintiffs filed "opt-in" forms to the McDermott case. The Court could subsequently amend the definition of the collective group, and if amended, the scope of the collective action could either be reduced or increased or, if appropriate, the Court could dismiss the collective aspects of the case entirely. In that last situation, each opt-in plaintiff would have to decide whether or not to pursue an independent action. Extensive discovery with respect to the merits of individual claims has been conducted in the McDermott case. Following completion of an extended period of discovery and briefing of motions, rulings on the parties' motions with respect to class certification and other issues are expected to be made in late calendar year 2003 or early calendar year 2004.

The Stanley case was initially a purported collective action, but the plaintiffs did not timely move the court for class certification. This case was filed by current and former employees asserting three claims based upon alleged violations of the FLSA: (1) that Personal Achievement Responsibility (PAR) IV level employees are routinely required to perform quasi-managerial duties or duties related to training without receiving minimum wage or overtime compensation for that work, (2) that employees classified as trainers routinely work off the clock to prepare for training sessions at home or on store premises and to conduct pre-training activities, and (3) that store opener employees were mis-classified as salaried exempt and are due overtime compensation. The individual plaintiffs in Stanley seek unpaid compensation and back pay, liquidated damages, prejudgment interest, attorneys' fees and costs, and unspecified injunctive relief. No express amount of monetary damages is claimed in the Stanley case and no substantial discovery has taken place in that case. After rulings and consents dismissing certain plaintiffs, only three individuals remain in this case.

The Rhodes case sought certification as a company-wide class action, a declaratory judgment to redress an alleged systemic pattern and practice of racial discrimination in employment opportunities, an order to effect certain hiring and promotion goals and back pay and other related monetary damages. In May 2002, the Rhodes plaintiffs filed a motion for class certification proposing a class of all current and former employees and applicants for employment who might have suffered discrimination in hiring, promotion, job assignment and cross-training. The court has denied certification of a class in the Rhodes case. The plaintiffs' appeal of this ruling was denied by the 11th Circuit Court of Appeals. There are now 13 individual plaintiffs continuing the claims asserted in the Rhodes case.

The NAACP/Thomas case is an alleged race discrimination class action filed by the NAACP and customers of Cracker Barrel alleging that Cracker Barrel has a pattern and practice of race-based discriminatory treatment of African-American customers and white customers when accompanied by African-American customers, that sought certification as a class action. Plaintiffs and their counsel have denied that they seek to recover compensatory damages, instead claiming to seek only nominal, actual and punitive damages. Plaintiffs also seek unspecified declaratory and injunctive relief and demanded an award of punitive and nominal damages in the amount of $100,000, plus reasonable attorneys' fees and costs. On October 1, 2002, the District Court granted defendant's Rule 23 (c) Motion and denied class certification. The plaintiffs did not appeal this ruling. There are now 34 individual plaintiffs continuing the claims they asserted in the Thomas case.

In addition, three lawsuits have been filed recently in Arkansas, in North Carolina and in Mississippi. It appears that these lawsuits are related to the Thomas case, because they reiterate claims made in the Thomas case on behalf of certain individuals in those states.

In August 2002, Cracker Barrel received a letter from the Department of Justice ("DOJ") informing Cracker Barrel that it was the subject of a DOJ investigation pursuant to Title II of the Civil Rights Act of 1964. On August 20, 2002, DOJ sent a request for information to Cracker Barrel seeking basic information about locations of restaurants and broad based data about customer complaints and company policies. The DOJ is empowered to investigate matters under Title II of the Civil Rights Act of 1964, and Cracker Barrel has provided all requested information to the DOJ. Pursuant to Title II, DOJ remedies are limited to injunctive or preventive relief. Remedies for public accommodation claims typically relate to implementation or revision of policies and procedures for responding to, and methods for monitoring, customer complaints. If the Company and DOJ were not able to agree informally to resolve any concerns raised, then the DOJ could seek to intervene in the pending Title II action. It is not possible at this time to provide an opinion as to how likely it is that the DOJ will have any concerns or will pursue them in court, or as to any other likely outcome of the investigation.

The Company believes that its Cracker Barrel subsidiary has substantial defenses to the claims made in each of these cases, and each of these cases is being defended vigorously. Because discovery has not been completed in some of these cases, and none of these cases are yet ready for trial, neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to these cases or the investigation can be determined at this time. The Company has established a reserve of $3,500 with respect to the McDermott case based on offers of judgment to those plaintiffs. None of those offers of judgment was accepted. With the exception of that reserve, no provision for any potential liability has been made in the consolidated financial statements of the Company with respect to these lawsuits or the DOJ investigation. In the event of an unfavorable result in any of these cases or in the DOJ investigation, beyond amounts covered under various insurance policies of the Company and its subsidiaries, if applicable, the Company's consolidated results of operations and financial condition could be materially and adversely affected.

In addition to the litigation and investigation described in the preceding paragraphs, the Company and its subsidiaries are parties to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

The Company makes trade commitments in the course of its normal operations. As of August 1, 2003 the Company was contingently liable for approximately $4,871 under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of 3 months or less and are used to collateralize obligations to third parties for the purchase of a portion of the Company's imported retail inventories. Additionally, the Company was contingently liable pursuant to standby letters of credit as credit guarantees to insurers. As of August 1, 2003 the Company had $13,725 of standby letters of credit related to workers' compensation and commercial general liability insurance. All standby letters of credit are renewable annually.

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The operating lease has a remaining life of approximately 10.2 years with annual lease payments of approximately $350. The Company's performance is only required if the assignee fails to perform his obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the accompanying consolidated financial statements for amounts to be paid as a result of non-performance by the assignee.

The Company also is secondarily liable for lease payments under the terms of another operating lease that has been sublet to a third party less than one year ago. The operating lease has a remaining life of approximately 13.2 years with annual lease payments of approximately $100. The Company's performance is only required if the sublessee fails to perform his obligations as lessee. The Company has a liability of approximately $500 in the accompanying consolidated financial statements for estimated amounts to be paid in case of non-performance by the sublessee.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

As of August 1, 2003, the Company operated 132 Cracker Barrel stores and 44 Logan's Roadhouse restaurants from leased facilities and also leased certain land and advertising billboards. (See Note 11.) These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of August 1, 2003:

Year	
2004	$ 153
2005	153
2006	152
2007	70
2008	43
Total minimum lease payments	571
Less amount representing interest	120
Present value of minimum lease payments	451
Less current portion	100
Long-term portion of capital lease obligations	$ 351

The following is a schedule by year of the future minimum rental payments required under noncancelable operating leases, excluding leases for advertising billboards, as of August 1, 2003:

Year	
2004	$ 28,744
2005	28,557
2006	27,975
2007	27,791
2008	27,838
Later years	305,163
Total	$446,068

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of August 1, 2003:

Year	
2004	$ 17,993
2005	10,186
2006	5,257
2007	175
Total	$ 33,611

Rent expense under operating leases, excluding leases for advertising billboards, for each of the three years was:

	Minimum	*Contingent*	*Total*
2003	$28,881	$753	$29,634
2002	26,158	776	26,934
2001	25,264	592	25,856

Rent expense under operating leases for billboards for each of the three years was:

	Minimum	*Contingent*	*Total*
2003	$22,811	—	$22,811
2002	21,442	—	21,442
2001	19,565	—	19,565

The Company reclassified its straight-line rent liability under SFAS No. 13 for 2002 from other accrued expenses to agree to its 2003 presentation in other long-term liabilities. The amount of this reclassification at August 2, 2002 was $1,743.

10 Employee Savings Plan

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan, and contribute such amounts to various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. The Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In 2003, 2002, and 2001, the Company contributed approximately $1,524, $1,609, and $1,545, respectively.

The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, and contribute such amounts to various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. The Company matches 25% of employee contributions for each participant up to a total of 6% of the employee's compensation when combined with the employee's Plan I match. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In 2003, 2002, and 2001, the Company contributed approximately $280, $203, and $116, respectively, and this amount is included in other store operating expenses. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other long-term obligations. The market value of the liability to Plan II participants was reclassified in 2003 from accrued employee compensation. The amount of the reclassification was $5,599 at August 2, 2002.

11 Sale-Leaseback

On July 31, 2000, the Company, through its Cracker Barrel Old Country Store, Inc. subsidiary, completed a sale-leaseback transaction involving 65 of its owned Cracker Barrel Old Country Store units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and have been leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. At August 1, 2003 and August 2, 2002, the Company was in compliance with all covenants. Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale is being amortized over the initial lease term of 21 years. Net proceeds from the sale were used to reduce outstanding borrowing under the Company's revolving credit facility.

12 Quarterly Financial Data (Unaudited)

Quarterly financial data for 2003 and 2002 are summarized as follows:

	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
2003				
Total revenue	$527,539	$563,119	$527,189	$580,335
Gross profit	361,574	373,007	361,811	397,875
Income before income taxes	35,635	38,181	36,277	55,169
Net income	22,985	24,626	23,399	35,519
Net income per share - basic	.46	.50	.48	.74
Net income per share - diluted	.45	.48	.46	.70
2002				
Total revenue	$496,356	$523,599	$506,127	$545,702
Gross profit	333,156	341,867	344,865	374,158
Income before income taxes	30,603	32,916	31,724	47,288
Net income	19,647	21,132	20,557	30,453
Net income per share - basic	.36	.38	.38	.59
Net income per share - diluted	.35	.37	.36	.56

13 Subsequent Event

On September 25, 2003, the Company's Board of Directors approved a new quarterly dividend policy, declaring the first such quarterly dividend of $0.11 per common share payable on November 10, 2003 to shareholders of record on October 17, 2003.

Independent Auditors' Report

TO THE SHAREHOLDERS OF CBRL GROUP, INC.:

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the "Company") as of August 1, 2003 and August 2, 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended August 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at August 1, 2003 and August 2, 2002, and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company adopted certain provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* effective August 4, 2001, which resulted in the Company changing the method in which it accounts for goodwill and other intangible assets.

Deloitte & Touche LLP

Nashville, Tennessee
September 10, 2003
(September 25, 2003 as to Note 13)

Corporate Information

Corporate Offices

CBRL Group, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, Tennessee 37088-0787
Phone 615-444-5533
www.cbrlgroup.com

Transfer Agent

SunTrust Bank
Corporate Trust Department
58 Edgewood Avenue
Atlanta, Georgia 30303
Phone 800-568-3476

Independent Auditors

Deloitte & Touche LLP, Nashville, Tennessee

General Counsel

James F. Blackstock, Senior Vice President, General Counsel and Secretary, Corporate Offices

10-K Report

A copy of the CBRL Group, Inc. 10-K Report for Fiscal 2003 (without exhibits) filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, attention: Investor Relations. Exhibits to the 10-K Report are available for a reasonable fee.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. Tuesday, November 25, 2003, at the Cracker Barrel Old Country Store offices on Hartmann Drive, Lebanon, Tennessee. There were 14,777 shareholders of record as of September 26, 2003.

Dividend Reinvestment and Stock Purchase Plan

CBRL Group, Inc. offers shareholders a Dividend Reinvestment and Common Stock Purchase Plan. If you would like to receive a Prospectus, Enrollment Card and Cash Investment Transmittal Card describing the various features of the Plan or if you have any questions regarding the Plan, please call SunTrust Bank at 800-568-3476.

Corporate Officers

CBRL Group, Inc.

Dan W. Evins
Chairman of the Board

Michael A. Woodhouse
President and Chief Executive Officer

James F. Blackstock
Senior Vice President/General Counsel and Secretary

Norman J. Hill
Senior Vice President/Human Resources

Lawrence E. White
Senior Vice President/Finance and Chief Financial Officer

Bruce C. Cotton
Vice President/Government Relations

Patrick A. Scruggs
Vice President/Accounting and Tax and Assistant Treasurer

Cracker Barrel Old Country Store, Inc.

Donald M. Turner
President and Chief Operating Officer

David L. Gilbert
Chief Administrative Officer

Cyril J. Taylor
Senior Vice President/Operations

Michael D. Adkins
Divisional Vice President/Restaurant Operations

Douglas E. Barber
Divisional Vice President/Restaurant Operations

Terry A. Maxwell
Divisional Vice President/Retail Operations

Brently G. Baxter
Vice President/Controller

P. Doug Couvillion
Vice President/Finance

Nelson P. Griffin
Vice President/Purchasing and Distribution

Mattie H. Hankins
Vice President/Financial Operations

Robert J. Harig
Vice President/Field Human Resources

Steve L. Heckle
Vice President/Risk Management

Debra K. Kidwell
Vice President/Merchandising

Timothy W. Mullen
Vice President/Information Services

Thomas R. Pate
Vice President/Management Training and Development

Mark W. Tanzer
Vice President/Product Development

Christopher A. Tomasso
Vice President/Marketing

Michael J. Zylstra
Vice President, General Counsel and Secretary

Charlie E. Austin
Regional Vice President/Restaurant Operations

Lisa P. Christman
Regional Vice President/Retail Operations

Kathleen A. Dilley
Regional Vice President/Restaurant Operations

Alvin M. Dozier
Regional Vice President/Restaurant Operations

Kristie S. Fumagalli
Regional Vice President/Retail Operations

Cecilia S. Gibson
Regional Vice President/Retail Operations

Douglas R. Goolsby
Regional Vice President/Restaurant Operations

Anthony P. Guadagno
Regional Vice President/Restaurant Operations

Sandra K. Hayes
Regional Vice President/Retail Operations

H. Stacey Monteleone
Regional Vice President/Retail Operations

Laura E. Murchison
Regional Vice President/Retail Operations

Ron Phillips
Regional Vice President/Restaurant Operations

Beth J. Quinn
Regional Vice President/Retail Operations

David R. Swartling
Regional Vice President/Restaurant Operations

Stanley T. Warner
Regional Vice President/Restaurant Operations

Logan's Roadhouse, Inc.

G. Thomas Vogel
President and Chief Operating Officer

Amy L. Bertauski
Vice President/Controller

Scott E. Dever
Vice President/Information Services

John F. Lush
Vice President/Operations

Mary S. Sample
Vice President/Finance and Chief Financial Officer

Directors

James D. Carreker[b]
Chairman and Chief Executive Officer, The Bombay Company, Inc. (retail company)

Robert V. Dale, Retired[a][b][c][d][e]

Dan W. Evins[a][e]
Chairman of the Board, CBRL Group, Inc.

Robert C. Hilton[b][c]
President, Autumn Capital (private investment firm)

Charles E. Jones, Jr.[a][d]
President, Corporate Communications, Incorporated (investor relations firm)

B.F. Lowery[a][d][e]
Attorney at Law

Gordon L. Miller, D.D.S.[e]

Martha M. Mitchell[a][c][d][e]
Senior Partner, Fleishman-Hillard (public relations firm)

Andrea M. Weiss
President and Chief Executive Officer, Retail Consulting, LLC

Jimmie D. White, Retired[b][c]

Michael A. Woodhouse[a]
President and Chief Executive Officer, CBRL Group, Inc.

[a] *Member of Executive Committee*
[b] *Member of Audit Committee*
[c] *Member of Compensation and Stock Option Committee*
[d] *Member of Nominating and Corporate Governance Committee*
[e] *Member of Public Responsibility Committee*

CBRL
GROUP, INC.

Post Office Box 787
Lebanon, Tennessee 37088-0787


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